October 15, 2008

via EDGAR

Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Fronteer Development Group Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32557

Dear Ms. Davis:

Thank you for your follow-up letter of September 26, 2008 (the “Comment Letter”). We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for Fiscal Year Ended December 31, 2007

Exploration Properties and Deferred Exploration Expenditures, page 6

1.

We have reviewed your response to prior comment number three. Please support your conclusion that option payments made and received are recorded as additions or reductions of the book value of the related property under US GAAP. Refer to paragraph 10 of SFAS 7.

Response:

We have reviewed our records and identified that the Company has not received any option payments in respect of any properties which were active over the past three years, and any carry forward amounts from prior to that date would not have any impact on the presentation of the financial statements under US GAAP. Therefore, our proposed clarification to our annual financial statements for the year ended December 31, 2008 will be revised to read:

The Company recognizes payments required under option agreements as an addition to the carrying value of the property under option when paid.

We acknowledge paragraph 10 of SFAS 7, which states in part, “Generally accepted accounting principles that apply to established operating enterprises shall govern the recognition of revenue by a development stage enterprise and shall determine whether a cost incurred by a development stage enterprise is to be charged to expense when incurred or is to be capitalized or deferred. Accordingly,

Fronteer Development Group Inc.
File No. 1-32557

capitalization or deferral of costs shall be subject to the same assessment of recoverability that would be applicable in an established operating enterprise.”

Please be advised that we have adopted the same principles as those applicable to established operating enterprises. We record option payments as additions to the book value of the related property because they are costs to acquire a tangible asset. In reaching this conclusion, we considered EITF 04-2, Whether Mineral Rights Are Tangible or Intangible Assets, in which the “Task Force reached a consensus...that mineral rights...are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets.” Paragraph 7 of EITF 04-2 provides, “[m]ineral rights include prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits.” As the option payments made by the Company are paid in connection with option agreements to acquire the rights to extract benefits from mineral deposits, these costs are capitalized by the Company as tangible assets.

Additionally, the Company applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for testing its long-lived assets, including mineral properties, for impairment. Based on EITF 04-3, Mining Assets: Impairment and Business Combinations, the Company includes the cash flows associated with VBPP in estimates of future cash flows used for determining whether a mining asset is impaired under SFAS 144.

Acknowledgment of Responsibility:

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your interest in our disclosure and trust these responses address your concerns. Should you have any further questions, please address your letter to the undersigned.

Yours truly,

Signed/ Sean Tetzlaff

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary

cc:	Kevin Sterzel
Securities and Exchange Commission

Lenard F. Boggio
PricewaterhouseCoopers LLP